DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP 					a[X]
      b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER
188,299

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
188,299

10. SHARED DISPOSITIVE POWER
      0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
188,299

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
8.74%

14. TYPE OF REPORTING PERSON
IA


The following constitutes Amendment No.1 to the Schedule 13d filed by the undersigned on May 15, 2007. This Amendment No.1 amends the Schedule 13d as specifically set forth.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a)- b) As per the Form 10KA filed on 4/30/2007 there were 2,154,708 shares of LGL outstanding as of 4/20/07. The percentage set forth in item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein, Andrew Dakos and accounts managed by the filing persons beneficially own an aggregate of 188,299 shares of LGL or 8.74% of the outstanding shares. Power to dispose and vote securities lie solely with Phillip Goldstein and Andrew Dakos.

c) During the past 60 days the following shares of LGL were purchased unless previously reported (there were no sales):

DATE		# OF SHARES		PRICE ($)
5/24/2007	1000	 	$    	12.80
5/23/2007	2600	 	$    	12.75
5/23/2007	800	 	$      	12.75
5/23/2007	700	 	$      12.75
5/23/2007	3400	 	$      12.75
5/17/2007	2500	 	$      12.79
5/17/2007	750	 	$      12.79
5/17/2007	500	 	$      12.79
5/17/2007	650	 	$      12.79
5/17/2007	3200	 	$      12.79
5/16/2007	4000	 	$      12.93
5/15/2007	8300	 	$      13.00
5/15/2007	2400	 	$      13.00
5/15/2007	1300	 	$      13.00
5/15/2007	2100	 	$      13.00
5/15/2007	10900	 	$      13.00


d) Beneficial Owners of the accounts managed by the filing persons are entitled to receive any dividends or sales proceeds.

e) NA

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

Dated: 6/5/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos